SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2007
Commission File Number 001 – 14622
Compagnie Générale de Géophysique-Veritas
(Translation of Registrant’s Name Into English)
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris
France
(33) 1 64 47 45 00
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                      .)

Compagnie generale de geophysique - veritas, S.A.

FORWARD-LOOKING STATEMENTS	3

Item 1: FINANCIAL STATEMENTS	4

Unaudited Interim Consolidated Balance Sheet at September 30, 2007 and Consolidated Balance Sheet at December 31, 2006	4

Unaudited Interim Consolidated Statements of Operations for the three months ended September 30, 2007 and 2006, and for the nine months ended September 30, 2007 and 2006	5

Unaudited Interim Consolidated Statements of Cash Flows for the nine months ended September 30, 2007 and 2006	7

Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2007 and 2006	8

Notes to Unaudited Interim Consolidated Financial Statements	10

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	19

Item 3: CONTROLS AND PROCEDURES	35

Compagnie generale de geophysique - veritas, S.A.
FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.
These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:
-	level of oil and gas company spending, especially exploration spending;

-	changes in international economic and political conditions, and in particular in oil and gas prices;

-	technological advances to image the subsurface and technological obsolescence;

-	competition in our industry;

-	the social, political and economic risks of our global operations;

-	possible difficulties and delays in achieving synergies and cost savings in connection with the merger with Veritas DGC Inc.;

-	our ability to integrate acquired businesses successfully;

-	the ability to finance operations on acceptable terms;

-	exposure to the credit risk of customers;

-	the complexity of products sold;

-	changes to existing regulations or technical standards;

-	existing and future litigation;

-	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

-	revenue fluctuations that are beyond our control;

-	the costs and risks associated with pension and post-retirement benefit obligations;

-	compliance with environmental, health and safety laws; and

-	our ability to attract and retain key employees.
We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.
Certain of these risks can be found in our annual report on Form 20-F for the year ended December 31, 2006 that we filed with the SEC on May 7, 2007. Our annual report on Form 20-F is available on our website at www.cggveritas.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no change, by calling our investor relations department at + 33 1 64 47 38 31, sending an electronic message to invrelparis@cggveritas.com or invrelhouston@cggveritas.com or writing to CGG Veritas — Investor Relations Department, Tour Maine Montparnasse 33, avenue du Maine, 75015 Paris, France.

Compagnie generale de geophysique - veritas, S.A.
Item 1: FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
Historical data refer to financial information for CGG Veritas at September 30, 2007 and CGG at December 31, 2006. CGG Veritas historical data include Veritas results beginning January 12, 2007, the date of the merger.

	September	September	December 31,	December 31,
Historical data	30, 2007	30, 2007	2006	2006
	(unaudited)	(unaudited)

amounts in millions of	€	US$(1)	€	US$(2)

ASSETS
Cash and cash equivalents	246.2	349.1	251.8	331.6
Trade accounts and notes receivable, net	599.0	849.4	301.1	396.6
Inventories and work-in-progress, net	216.7	307.2	188.7	248.5
Income tax assets	36.7	52.0	18.0	23.7
Other current assets, net	81.2	115.0	63.1	83.1
Assets held for sale	—	—	0.4	0.5
Total current assets	1,179.8	1,672.7	823.1	1,084.0
Deferred tax assets	142.4	201.9	43.4	57.2
Investments and other financial assets, net	39.9	56.6	19.2	25.2
Investments in companies under equity method	43.6	61.8	46.2	60.9
Property, plant and equipment, net	682.5	967.7	455.2	599.5
Intangible assets, net	708.7	1,004.9	127.6	168.1
Goodwill	1,973.5	2,798.3	267.4	352.2
Total non-current assets	3,590.6	5,091.2	959.0	1,263.1
TOTAL ASSETS	4,770.4	6,763.9	1,782.1	2,347.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	14.0	19.8	6.5	8.6
Current portion of financial debt	58.3	82.7	38.1	50.2
Trade accounts and notes payable	252.3	357.7	161.2	212.4
Accrued payroll costs	106.8	151.5	74.4	97.9
Income taxes liability	85.2	120.8	37.7	49.7
Advance billings to customers	35.8	50.7	45.9	60.4
Provisions — current portion	10.5	14.9	10.4	13.7
Other current liabilities	110.1	156.2	31.3	41.2
Total current liabilities	673.0	954.3	405.5	534.1
Deferred tax liabilities	218.0	309.1	66.5	87.6
Provisions — non-current portion	47.3	67.0	25.5	33.6
Financial debt	1,358.7	1,926.4	361.0	475.5
Other non-current liabilities	26.0	36.9	23.7	31.2
Total non-current liabilities	1,650.0	2,339.4	476.7	627.9
Common stock, 55 235 536 shares authorized 27 426 437 shares with a €2 nominal value issued and outstanding at September 30, 2007; 17,597,888 at December 31, 2006	54.9	77.8	35.2	46.4
Additional paid-in capital	1,819.1	2,579.3	394.9	520.0
Retained earnings	535.1	759.0	320.6	422.4
Treasury shares	3.6	5.2	3.0	3.9
Net income (loss) for the period — Attributable to the Group	179.6	254.7	157.1	206.8
Income and expense recognized directly in equity	3.6	5.0	4.8	6.3
Cumulative translation adjustment	(171.7)	(243.7)	(38.6)	(50.8)
Total shareholders’ equity	2,424.2	3,437.3	877.0	1,155.0
Minority interests	23.2	32.9	22.9	30.1
Total shareholders’ equity and minority interests	2,447.4	3,470.2	899.9	1,185.1
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,770.4	6,763.9	1,782.1	2,347.1

(1)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.418 per € on the balance sheet date.

(2)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.317 per € on the balance sheet date.
The accompanying notes are an integral part of the consolidated financial statements.

Compagnie generale de geophysique - veritas, S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
Historical data refers to financial information for CGG Veritas for the three months ended September 30, 2007 and CGG for the three months ended September 30, 2006. CGG Veritas historical data include Veritas results beginning January 12, 2007, the date of the merger.

	Three months ended September 30,
Historical data (unaudited)	2007	2007	2006	2006

except per share data, amounts in millions of	€	US$(1)	€	US$(1)

Operating revenues	607.2	828.6	321.1	410.9

Other income from ordinary activities	(0.2)	(0.2)	0.5	0.6
Total income from ordinary activities	607.0	828.4	321.6	411.5

Cost of operations	(431.5)	(588.3)	(216.3)	(276.6)
Gross profit	175.5	240.1	105.3	134.9

Research and development expenses — net	(12.2)	(16.7)	(9.4)	(12.1)
Selling, general and administrative expenses	(51.6)	(70.7)	(26.6)	(34.2)
Other revenues (expenses) — net	3.0	4.1	2.2	3.0
Operating income	114.7	156.8	71.5	91.6

Expenses related to financial debt	(27.3)	(37.4)	(7.9)	(10.1)
Income provided by cash and cash equivalents	2.2	3.0	1.8	2.3
Cost of financial debt, net	(25.1)	(34.4)	(6.1)	(7.8)

Other financial income (loss)	(2.9)	(3.8)	(1.8)	(2.9)
Income of consolidated companies before income taxes	86.7	118.6	63.6	80.9

Deferred taxes on currency translation	6.6	8.9	(3.3)	(4.1)
Other income taxes	(25.9)	(35.7)	(18.6)	(23.7)
Total Income taxes	(19.3)	(26.8)	(21.9)	(27.8)

Net income from consolidated companies	67.4	91.8	41.7	53.1

Equity in income of investees	1.3	1.7	3.1	4.0

Net income	68.7	93.5	44.8	57.1

Attributable to:

Shareholders	69.6	94.7	44.5	56.7
Minority interest	(0.9)	(1.2)	0.3	0.4

Weighted average number of shares outstanding	27,406,316	27,406,316	17,496,278	17,496,278
Dilutive potential shares from stock-options	233,249	233,249	364,187	364,187
Dilutive potential shares from free shares	110,813	110,813	—	—
Adjusted weighted average number of shares and assumed option exercises when dilutive	27,750,378	27,750,378	17,860,465	17,860,465
Net earning per share attributable to shareholders
Basic	2.54	3.46	2.55	3.24
Diluted	2.51	3.41	2.49	3.17

(1)	Calculated as the nine months ended September 30 in US$ less six month ended June 30 in US$.

Compagnie generale de geophysique - veritas, S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
Historical data refer to financial information for CGG Veritas for the nine months ended September 30, 2007 and CGG for the nine months ended September 30, 2006. CGG Veritas historical data include Veritas results beginning January 12, 2007, the date of the merger.

	Nine months ended September 30,
Historical data (unaudited)	2007	2007	2006	2006

except per share data, amounts in millions of	€	US$(1)	€	US$(2)

Operating revenues	1,770.5	2,374.6	955.6	1,186.9

Other income from ordinary activities	0.3	0.3	1.4	1.7
Total income from ordinary activities	1,770.8	2,374.9	957.0	1,188.6

Cost of operations	(1,213.9)	(1,628.1)	(636.7)	(790.8)
Gross profit	556.9	746.8	320.3	397.8

Research and development expenses — net	(42.9)	(57.5)	(27.8)	(34.6)
Selling, general and administrative expenses	(167.7)	(225.0)	(86.9)	(107.9)
Other revenues (expenses) — net	12.4	16.7	12.0	15.0
Operating income	358.7	481.0	217.6	270.3

Expenses related to financial debt	(95.4)	(127.9)	(24.0)	(29.8)
Income provided by cash and cash equivalents	10.3	13.8	4.8	6.0
Cost of financial debt, net	(85.1)	(114.1)	(19.2)	(23.8)

Variance on derivative on convertible bonds	—	—	(23.0)	(28.1)
Other financial income (loss)	(2.5)	(3.3)	(8.4)	(10.8)
Income of consolidated companies before income taxes	271.1	363.6	167.0	207.6

Deferred taxes on currency translation	9.4	12.6	1.1	1.3
Other income taxes	(100.7)	(135.1)	(56.0)	(69.5)
Total income taxes	(91.3)	(122.5)	(54.9)	(68.2)

Net income from consolidated companies	179.8	241.1	112.1	139.4

Equity in income of investees	2.5	3.4	8.9	11.1

Net income	182.3	244.5	121.0	150.5

Attributable to :

Shareholders	179.6	240.9	119.8	148.8
Minority interest	2.7	3.6	1.2	1.7

Weighted average number of shares outstanding	26,738,372	26,738,372	17,318,957	17,318,957
Dilutive potential shares from stock-options	200,495	200,495	356,659	356,659
Dilutive potential shares from free shares	110,813	110,813	—	—
Adjusted weighted average number of shares and assumed option exercises when dilutive	27,049,680	27,049,680	17,675,616	17,675,616
Net earning per share attributable to shareholders
Basic	6.72	9.01	6.92	8.59
Diluted	6.64	8.91	6.78	8.41

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.341 per €.

(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.242 per €.

Compagnie generale de geophysique - veritas, S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
Historical data refers to financial information for CGG Veritas for the nine months ended September 30, 2007 and CGG for the nine months ended September 30, 2006. CGG Veritas historical data include Veritas results beginning January 12, 2007, the date of the merger.

	Nine months ended September 30,
Historical data (unaudited)	2007	2007	2006	2006

amounts in millions of	€	US$(1)	€	US$(2)

OPERATING
Net income	182.3	244.5	121.0	150.3
Depreciation and amortization	139.0	186.4	76.0	94.4
Multi-client surveys amortization	227.2	304.7	60.7	75.4
Variance on provisions	4.9	6.6	3.3	4.1
Expense & income calculated on stock-option	14.4	19.3	4.0	5.0
Net gain on disposal of fixed assets	—	—	(6.0)	(7.5)
Equity in income of affiliates	(2.5)	(3.4)	(8.9)	(11.1)
Dividends received from affiliates	5.2	7.0	4.3	5.3
Other non-cash items	(7.8)	(10.4)	28.1	34.9
Net cash including net cost of financial debt and income taxes	562.7	754.7	282.5	350.9
Less net cost of financial debt	85.1	114.1	19.2	23.8
Less income taxes expenses	91.3	122.5	54.9	68.2
Net cash excluding net cost of financial debt and income taxes	739.1	991.3	356.6	442.9
Income taxes paid	(102.2)	(137.1)	(60.6)	(75.3)
Net cash before changes in working capital	636.9	854.2	296.0	367.6
- change in trade accounts and notes receivables	(128.3)	(172.1)	(52.2)	(64.8)
- change in inventories and work-in-progress	(14.1)	(18.9)	(28.3)	(35.1)
- change in other currents assets	6.9	9.3	(5.0)	(6.2)
- change in trade accounts and notes payable	(43.5)	(58.3)	(12.5)	(15.5)
- change in other current liabilities	14.7	19.7	8.4	10.4
Impact of changes in exchange rate	(13.2)	(17.8)	(12.1)	(15.0)
Net cash provided by operating activities	459.4	616.1	194.3	241.3
INVESTING
Total purchases of tangible and intangible assets (included variation of fixed assets suppliers))	(187.4)	(251.3)	(131.3)	(163.1)
Increase in multi-client surveys	(278.4)	(373.4)	(38.9)	(48.3)
Proceeds from disposals tangible and intangible	25.4	34.1	5.7	7.1
Proceeds from financial assets	—	—	16.6	20.6
Acquisition of investments, net of cash & cash equivalents acquired	(2,488.1)	(3,337.0)	(47.7)	(59.2)
Variation in loans granted	(0.5)	(0.7)	(0.2)	(0.2)
Variation in subsidies for capital expenditures	(0.1)	(0.1)	0.3	0.4
Variation in other financial assets	17.0	22.7	(6.7)	(8.3)
Net cash from investing activities	(2,912.1)	(3,905.7)	(202.2)	(251.1)
FINANCING
Repayment of long-term debts	(627.5)	(841.6)	(129.7)	(161.1)
Total issuance of long-term debts	1,734.9	2,326.8	215.9	268.1
Reimbursement on leasing	(8.1)	(10.9)	(17.6)	(21.9)
Change in short-term loans	8.2	11.0	1.9	2.4
Financial interest paid	(87.3)	(117.1)	(12.5)	(15.5)
Net proceeds from capital increase
- from shareholders	1,444.5	1,937.4	8.0	9.9
Dividends paid and share capital reimbursements
- from minority interest of integrated companies	(6.1)	(8.1)	(0.4)	(0.5)
Buying & sales of own shares	0.7	0.9	3.7	4.6
Net cash provided by financial activities	2,459.3	3,298.4	69.3	86.1
Effects of exchange rate changes on cash	(12.2)	8.7	(5.1)	4.7
Net increase (decrease) in cash and cash equivalents	(5.6)	17.5	56.3	81.0
Cash and cash equivalents at beginning of year	251.8	331.6	112.4	132.6
Cash and cash equivalents at end of period	246.2	349.1	168.7	213.6

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.341 per € (except cash and cash equivalents balances converted at the closing exchange rate of 1.418 US$ per € at September 30, 2007 and of US$1.317 per € at December 31, 2006).

(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.242 per € (except cash and cash equivalents balances converted at the closing exchange rate of US$1.266 per € at September 30, 2006 and of US$1.1797 per € at December 31, 2005).

Compagnie generale de geophysique - veritas, S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
Historical data refers to financial information for CGG Veritas at September 30, 2007 and CGG at January 1, 2007, September 30, 2006 and January 1, 2006. CGG Veritas historical data include Veritas results beginning January 12, 2007, the date of the merger.

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly	translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares	in equity	adjustment	equity	interests	interest

	(amounts in millions of €)

Balance at January 1, 2006	17,081,680	34.2	372.3	283.2	(1.1)	(1.4)	11.3	698.5	11.7	710.2

Capital increase	128,852	0.3	7.8					8.1		8.1

Conversion of convertible bonds	274,914	0.5	10.6	31.1				42.2		42.2

Net income				119.8				119.8	1.2	121.0
Cost of share-based payments				4.0				4.0	(0.3)	3.7
Transactions with treasury shares					3.7			3.7		3.7
Actuarial gains/losses on pension plans (1)				(1.0)				(1.0)		(1.0)
Financial instruments :
variance and transfer to income statement (2)						5.0		5.0		5.0
Foreign currency translation:
variance and transfer to income statement (3)							(29.8)	(29.8)	(0.6)	(30.4)

Income and expense recognized directly in equity (1) + (2) + (3)				(1.0)		5.0	(29.8)	(25.8)	(0.6)	(26.4)
Others (a)									11.5	11.5

Balance at September 30, 2006	17,507,110	35.0	390.7	437.1	2.6	3.6	(18.5)	850.5	23.5	874.0

						Income and				Total
						expense				shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly	translation	shareholders’	Minority	minority
	issued	capital	capital	earnings	shares	in equity	adjustment	equity	interests	interest

Historical data	(amounts in millions of €)

Balance at January 1, 2007	17,597,888	35.2	394.9	477.7	3.0	4.8	(38.6)	877.0	22.9	899.9

Capital increase	9,828,549	19.7	1,424.2	44.1				1,488.0		1,488.0

Net income				179.6				179.6	2.7	182.3
Cost of share-based payment				14.4				14.4	(0.8)	13.6
Transactions with treasury shares					0.6			0.6		0.6
Actuarial gains/losses on pension plans (1)				(1.1)				(1.1)		(1.1)
Financial instruments :
variance and transfer to income statement (2)						(1.2)		(1.2)		(1.2)
Foreign currency translation:
variance and transfer to income statement (3)							(133.1)	(133.1)	(1.7)	(134.8)

Income and expense recognized directly in equity (1) + (2) + (3)				(1.1)		(1.2)	(133.1)	(135.4)	(1.7)	(137.1)
Change in consolidation scope(b)									0.1	0.1

Balance at September 30, 2007	27,426,437	54.9	1,819.1	714.7	3.6	3.6	(171.7)	2,424.2	23.2	2,447.4

(a)	Sale of 49% of CGG Ardiseis to minority shareholders.

(b)	Minority interests linked to the full consolidation of Geomar beginning April 1, 2007.

Compagnie generale de geophysique - veritas, S.A.
Statement of income and expenses attributable to shareholders

	September 30,
	2007	2006
Historical data	(amounts in
	millions of €)
Net income	179.6	119.8
— Change in actuarial gains and losses on pension plan	(1.1)	(1.0)
— Change in fair value of hedging instruments	(1.2)	5.0
— Change in foreign currency translation adjustment	(133.1)	(29.8)

Income and expenses recognized directly in equity for the period	44.2	94.0

Compagnie generale de geophysique - veritas, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Note 1—Summary of significant accounting policies
Compagnie Générale de Géophysique Veritas, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical seismic industry, as a manufacturer of geophysical equipment and providing a wide range of services (seismic data acquisition and related processing and imaging and interpretation software) principally to clients in the oil and gas exploration and production business.
Given that the Company is listed on Eurolist of Euronext Paris and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (“IASB”), and the European Union at September 30, 2007.
International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 4 describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and EBITDAS under U.S. GAAP for the periods ended September 30, 2006 and 2007.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.
Critical accounting policies
Our significant accounting policies, which we have applied in preparing our interim consolidated financial statements at and for the nine months ended September 30, 2007 are the same as those applied in preparing our consolidated financial statements at and for the year ended December 31, 2006, as described in our annual report on form 20-F for the year ended December 31, 2006 filed with the SEC on May 7, 2007. We applied such standards complying with standard IAS 34 and interpretation IFRIC 10.
The following Standards and Interpretations have been effective since January 1, 2007:
IFRS 7 — Financial instruments — Disclosures
Amendment to IAS 1 — Presentation of financial statements: Capital disclosures
IFRIC 7 — Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies
IFRIC 8 — Scope of IFRS 2
IFRIC 9 — Reassessment of embedded derivatives
IFRIC 10 — Interim Financial Reporting and Impairment
These Standards and Interpretations have had no significant impact on our consolidated financial statements.
At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet effective:
IFRS 8 — Operating segments
IFRIC 11 — IFRS 2 — Group and Treasury Share Transactions
IFRIC 12 — Service Concessions Arrangements
IFRIC 13 — Customer Loyalty Programs
IFRIC 14 — The limit on a defined benefit asset, minimum funding requirements and their interaction

We are currently reviewing these Standards and Interpretations to measure the potential impact on our consolidated financial statements. At this stage, we do not anticipate any significant impact.
Multi-client data library
Our multi-client data library consists of seismic surveys licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into each multi-client survey. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of each survey on an ongoing basis.

Compagnie generale de geophysique - veritas, S.A.
We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimate relies on the historical sales pattern).
In this respect, as a general rule we use the following parameters depending on the geographic area:
-	Offshore surveys in the Gulf of Mexico are amortized on the basis of 50% of revenues (for certain surveys, like Wide Azimuth, this percentage is determined on a case by case basis). For all surveys, starting at the time of data delivery, a minimum straight-line depreciation scheme is applied over a five-year period, if total accumulated depreciation from the 50% of revenues amortization method is below this minimum level;

-	Canada and North Sea surveys: same as above except depreciation is 75% of revenues and straight-line depreciation is over a five-year period from data delivery; and

-	Rest of the world surveys (including U.S. Land surveys): same as above except depreciation is 83.3% of revenues and straight-line depreciation is over a five-year period from data delivery.

Note 2— Acquisitions and divestitures
• Veritas
On September 4, 2006, CGG entered into a definitive merger agreement with Veritas DGC Inc. (“Veritas”) to acquire Veritas in a part cash, part stock transaction. The merger was completed on January 12, 2007 upon satisfaction of the closing conditions of the merger agreement. The combined company has been renamed “Compagnie Générale de Géophysique-Veritas,” abbreviated as “CGG Veritas”, and is listed on both on Eurolist of Euronext Paris and the New York Stock Exchange (in ADS form). The trading symbol of the combined company’s ADS on the New York Stock Exchange is “CGV”.
At the merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock was US$85.50 and the per share stock consideration was 2.0097 CGG Veritas ADSs upon the election of Veritas’ shareholders. Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007), approximately:
-	33,004,041 of the shares, or 81.7%, had elected to receive cash,

-	5,788,701 of the shares, or 14.3%, had elected to receive CGG ADSs; and

-	1,627,741 of the shares, or 4.0%, did not make a valid election.
Stockholders electing cash received, on average, 0.9446 CGV ADSs and US$45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election received 2.0097 CGV ADSs per share of Veritas common stock. In aggregate, approximately US$1.5 billion and approximately 46.1 million shares of CGV ADSs were paid to Veritas stockholders as merger consideration. Based on a valuation of CGV’s ADS at US$40.5 on January 12, 2007, the total consideration of the merger amounted to approximately US$3.5 billion.
Total direct transaction costs related to the merger (including advisory fees and legal fees) amounted to €26.3 million (US$34.6 million) and were recognized as cost of the acquisition.

Compagnie generale de geophysique - veritas, S.A.
Purchase price allocation
The purchase price has been preliminarily allocated to the net assets acquired based upon their estimated fair values as follows:

(in millions of US$)
Fixed assets, net	590
Current assets / (liabilities), net	90
Cash & cash equivalents	128

Net book value of assets acquired	808
Preliminary Fair Value Adjustments
Trade name (indefinite life)	30
Technology (useful life of 5 years)	41
Customer relationship (useful life of 20 years)	165
Multi-client seismic library (maximum life of 5 years)	119
Favorable contracts (weighted average remaining life of 5 years)	68
Fixed assets (weighted average remaining life of 3 years)	33
Other intangible assets	30
Contingent liabilities	(25)
Other liabilities	(79)
Deferred taxes on the above adjustments	(131)

Preliminary goodwill	2,441

Purchase Price	3,500

The amount allocated to goodwill represents the excess of the purchase price over the fair value of the net assets acquired. This preliminary allocation may be subject to modifications within the 12 months following the acquisition.
Technology, customer relationships and other intangible assets
Amortization expense related to technologies and customer relationships acquired was US$11.7 million for the nine-month period ended September 30, 2007 and is expected to be US$16.5 million per year over the useful life.
Other intangible assets relate to exploration and appraisal licenses in the U.K. North Sea that were sold in February 2007 for a net amount of US$27.5 million and an asset sold in Canada for US$2.3 million. Neither amortization expense nor gain was recognized in the period.
Favorable contracts and fixed assets
The fair values of Veritas’ favorable contracts correspond essentially to the difference in economic terms between Veritas’ existing vessel charters’ conditions and their market value at the date of the acquisition.
Amortization expense related to favorable contracts acquired was US$11.7 million for the nine-month period ended September 30, 2007 and is expected to be US$15.6 million per year over the remaining life.
In determining the fair value of the fixed assets, it was considered that the remaining useful life of the fixed assets acquired exceeded the estimated useful life currently being used for amortization expense. Therefore, the combined effect of the fair value adjustments and the change in estimate of the useful life of the assets resulted in a net reduction of depreciation cost of US$4.5 million for the nine-month period ended September 30, 2007.
Multi-client data library
After consideration of the estimated number of future years that revenues are expected to be generated from the completed surveys of the multi-client data library at the time of the transaction, CGG Veritas concluded that the remaining life of the completed surveys was a maximum of 5 years, from the end of the 12 month-revision period for the purchase price assessment. The fair value of these surveys was determined by projecting the expected future revenues over the estimated remaining life of the surveys at the date of acquisition.
Therefore, the US$308 million of capitalized multi-client data costs, including a US$119 million adjustment, will be amortized over this 5 year-period pro rata the percentage of revenues generated and a minimum straight-line depreciation of 5 years as described above in our

Compagnie generale de geophysique - veritas, S.A.
critical accounting policies. CGG Veritas currently considers that, as the majority of revenues to be generated by sales of new surveys are achieved within a 5 year period, under no circumstance will an individual survey carry a net book value greater than a 5-year straight-line amortized value for all surveys added to the library after this transaction.
The net impact of the US$119 million fair value adjustment combined with the estimated remaining life of the surveys resulted in an additional amortization expense of US$24 million for the nine-month period ended September 30, 2007.
Contingent liabilities
Due to the merger and the change of control of Veritas, contractual obligations related to a portion of severance costs for certain Veritas employees have been recognized for an amount of US$21 million (€16 million).

•	Geomar
Geomar is a subsidiary, owned 49% by CGG Veritas and 51% by Louis Dreyfus Armateurs (“LDA”), that has owned the seismic vessel “Alizé” since March 29, 2007. On April 1, 2007, Geomar entered into a new charter agreement with LDA and LDA entered into a new charter agreement with CGG Services. Additionally, on April 10, 2007, CGG Services acquired a call right and LDA a put on the 51% stake of Geomar held by LDA. In light of the risks and benefits related to these new agreements for CGG Veritas, Geomar has been fully consolidated in our financial statements since April 1, 2007. Prior to that date, Geomar was accounted for under the equity method.

•	Cybernetix
On June 27, 2007, Sercel Holding acquired 121,125 Cybernetix shares bringing its total holding to 352,125 shares, representing voting rights for 32.01% of Cybernetix’s share capital and 26.57% of its voting rights. On November 5, 2007, Sercel Holding increased its investment for a total amount of €0.8 million, bringing its total holding to 416,147 shares. Since June 30, 2007, Cybernetix has been consolidated under the equity method in our financial statements.

•	Offshore Hydrocarbon Mapping
On July 17, 2007, we entered into strategic joint operating agreement with Offshore Hydrocarbon Mapping plc (“OHM”) under which both companies will work together to develop the global market for Controlled Source ElectroMagnetic imaging (CSEM) and on seismic and CSEM integration opportunities. On August 21, 2007, subsequent to the approval by the shareholders of OHM, we acquired 6,395,571 shares of OHM at a price of 240 GBP pence per share. On October 12, 2007, we acquired an additional 85,695 shares at a price of 240 pence per share. The total aggregate represents 14.99% of OHM’s issued share capital.

•	Eastern Echo
On November 12, 2007, we acquired 30.9 million shares of Eastern Echo Holding plc (ECHO NO) for a total consideration of approximately €55 (NOK 431) million, representing 12.67% of Eastern Echo’s issued share capital. Eastern Echo Holding Plc is a geophysical company specializing in acquisition of high quality 3D seismic data. Both marine and seismic operations are managed by Eastern Echo. Our intent, with this minority stake, is to best position the CGGVeritas group, and especially Sercel, for continuing cooperation with Eastern Echo in the expanding seismic market.
Note 3— Analysis by operating segment and geographic zone
Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of CGG Veritas. We divide our business into two operating segments, geophysical services and geophysical equipment.
Our geophysical services segment comprises:
-	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

-	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

-	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis; and

Compagnie generale de geophysique - veritas, S.A.
-	Processing & reservoir: processing and imaging and interpretation of geophysical data, data management and reservoir studies for clients.
Our equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, is our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.
Inter-company sales between the two segments occur at arms length and relate primarily to equipment sales made by the equipment segment to the services segment. These inter-segment sales, the related operating income recognized by the equipment segment, and the related impact on capital expenditures and depreciation expense of the services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables that follow.
Operating income represents operating revenues and other operating income less expenses of the operating segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables that follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not monitored by the operating management, financing and investing being mainly managed at the corporate level.
Identifiable assets are those used in the operations of each industry segment. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents.
The following tables present revenues, operating income and identifiable assets by operating segment, operating revenues by geographic area (by location of customers and by origin) as well as operating revenues by category.
Operating segment information

	Nine months ended September 30,

Historical data	2007				2006

			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of €)	Services	Equipment	Adjustments	Total	Services	Equipment	Adjustments	Total

Revenues from unaffiliated customers	1,252.4	518.1	—	1,770.5	603.3	352.3	—	955.6
Inter-segment revenues	0.2	95.6	(95.8)	—	0.6	69.2	(69.8)	—

Operating revenues	1,252.6	613.7	(95.8)	1,770.5	603.9	421.5	(69.8)	955.6

Other income from ordinary activities	0.3	—	—	0.3	1.4	—	—	1.4

Total income from ordinary activities	1,252.9	613.7	(95.8)	1,770.8	605.3	421.5	(69.8)	957.0

Operating income (loss)	218.6	208.7	(68.6) (a)	358.7	129.7	113.5	(25.6) (a)	217.6

Equity income (loss) of investees	2.5	—	—	2.5	9.0	(0.1)	—	8.9
Capital expenditures (b)	494.9	13.5	(40.7)	467.7	162.8	22.5	(16.3)	169.0
Depreciation and amortization (c)	359.1	14.8	(7.7)	366.2	130.9	12.7	(6.9)	136.7
Investments in companies under equity method	—	3.7	—	3.7	1.0	—	—	1.0

Identifiable assets	4,080.6	623.5	(250.9)	4,453.2	1,154.5	476.7	(103.7)	1,527.5

Unallocated and corporate assets				317.2				224.2

Total assets				4,770.4				1,751.7

(a)	Includes corporate expenses of €40.4 million for the nine months ended September 30, 2007 and of €19.2 million for the nine months ended September 30, 2006

(b)	Includes (i) investments in multi-client surveys of €278.4 million for the nine months ended September 30, 2007 and €38.9 million for the nine months ended September 30, 2006, (ii) equipment acquired under capital leases of €0.8 million in nine months ended September 30, 2007 and €0.1 million for the nine months ended September 30, 2006, (iii) capitalized development costs in the Services segment of €4.1 million for the nine months ended September 30, 2007 and €7.0 million for the nine months ended September 30, 2006, and (iv) capitalized development costs in the Equipment segment of €2.4 million for the nine months ended September 30, 2007 and €2.9 million for the nine months ended September 30, 2006.

(c)	Includes multi-client amortization expense of €227.2 million for the nine months ended September 30, 2007 and €60.7 million for the nine months ended September 30, 2006.

Compagnie générale de géophysique — veritas, S.A.

	Three months ended September 30,

Historical data	2007						2006
				Eliminations					Eliminations
				and		Consolidated			and		Consolidated
(in millions of €)	Services	Equipment		Adjustments		Total	Services	Equipment	Adjustments		Total

Revenues from unaffiliated customers	436.8	170.4		—		607.2	201.0	120.1	—		321.1
Inter-segment revenues	—	42.7		(42.7)		—	—	14.2	(14.2)		—

Operating revenues	436.8	213.1		(42.7)		607.2	201.0	134.3	(14.2)		321.1

Other income from ordinary activities	(0.2)	—		—		(0.2)	0.5	—	—		0.5

Total income from ordinary activities	436.6	213.1		(42.7)		607.0	201.5	134.3	(14.2)		321.6

Operating income (loss)	71.8	72.4	(2	9.5	) (a)	114.7	40.0	38.6	(7.1	) (a)	71.5

Equity income (loss) of investees	1.3	—		—		1.3	3.1	—	—		3.1
Capital expenditures (b)	213.6	6.9		(18.6)		201.9	38.8	14.0	(4.1)		48.7
Depreciation and amortization (c)	148.4	5.2		(2.6)		151.0	48.1	4.7	(2.8)		50.0
Investments in companies under equity method	—	—		—		—	—	—	—		—

(a)	Includes corporate expenses of €13.8 million for the three months ended September 30, 2007 and of €6.4 million for the three months ended September 30, 2006.

(b)	Includes (i) investments in multi-client surveys of €134.1 million for the three months ended September 30, 2007 and €12.4 million for the three months ended September 30, 2006, (ii) 0.8 equipment acquired under capital leases for the three months ended September 30, 2007 and no equipment acquired under capital lease for the three months ended September 30, 2006, (iii) and development costs capitalized in the Services segment of €0.9 million for the three months ended September 30, 2007 and of €3.6 million for the three months ended September 30, 2006, and (iv) development costs capitalized in the Equipment segment of €0.7 million for the three months ended September 30, 2007 and of €1.0 million for the three months ended September 30, 2006.

(c)	Includes multi-client amortization expense of €98.7 million for the three months ended September 30, 2007 and of €22.1 million for the three months ended September 30, 2006.

Compagnie generale de geophysique - veritas, S.A.
Revenues by geographic area
The following table sets forth our consolidated operating revenues by geographic area, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.
     Operating revenues by geographic origin
Historical data

	Three months ended September 30,
Except percentages,	2007			2006
in millions of	€	US$(1)%		€	US$(1)%
Americas	263.9	360.4	43%	114.6	147.1	36%
Asia-Pacific/Middle East	113.4	155.1	19%	60.5	78.0	19%
France	102.1	139.5	17%	74.4	95.2	23%
Rest of Europe	65.6	89.2	11%	39.3	49.7	12%
Africa	62.2	84.4	10%	32.3	40.9	10%

Total	607.2	828.6	100%	321.1	410.9	100%

(1)	Corresponding to the year-to-date at September 30, in US$ less the first half-year in US$
Historical data

	Nine months ended September 30,
Except percentages,	2007			2006
in millions of	€	US$(1)%		€	US$(1)%
Americas	793.0	1,063.6	45%	367.4	456.4	39%
Asia-Pacific/Middle East	357.6	479.7	20%	216.2	268.5	23%
France	313.7	420.7	18%	211.3	262.5	22%
Rest of Europe	168.1	225.4	9%	81.6	101.3	8%
Africa	138.1	185.2	8%	79.1	98.2	8%

Total	1,770.5	2,374.6	100%	955.6	1,186.9	100%

(1)	Dollar amounts represent euros amounts converted at the average exchange rate of US$ 1.341 per € in 2007, and of US$1.242 in 2006
     Operating revenues by location of customers
Historical data

	Three months ended September 30,
Except percentages,	2007			2006
in millions of	€	US$(1)%		€	US$(1)%
Americas	254.2	346.8	42%	93.3	120.2	29%
Asia-Pacific/Middle East	202.4	275.9	33%	90.5	116.6	28%
France	0.6	0.9	0%	10.1	12.6	3%
Rest of Europe	79.1	108.6	13%	88.0	111.7	28%
Africa	70.9	96.4	12%	39.2	49.8	12%

Total	607.2	828.6	100%	321.1	410.9	100%

(1)	Corresponding to the year-to-date at September 30, in US$ less the first half-year in US$

Compagnie generale de geophysique - veritas, S.A.
Historical data

	Nine months ended September 30,
Except percentages,	2007			2006
in millions of	€	US$(1)%		€	US$(1)%
Americas	739.3	991.5	42%	314.0	390.1	33%
Asia-Pacific/Middle East	563.5	755.7	32%	313.2	388.9	33%
France	10.7	14.3	1%	14.4	17.9	2%
Rest of Europe	286.5	384.4	15%	215.0	267.0	22%
Africa	170.5	228.7	10%	99.0	123.0	10%

Total	1,770.5	2,374.6	100%	955.6	1,186.9	100%

(1)	Dollar amounts represent euros amounts converted at the average exchange rate of US$1.341 per € in 2007, and of US$1.242 in 2006.
Note 4 — Reconciliation to u.s. gaap
A — Summary of differences between accounting principles followed by the group and u.s. gaap
The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, which differ in certain significant respects from U.S. GAAP. These differences relate primarily to the following items, and the necessary adjustments are shown in the tables in section B below.
Goodwill
Under IFRS, we no longer amortize goodwill beginning January 1, 2004.
Under US GAAP, we no longer amortize goodwill beginning January 1, 2002.
In connection with the Business Combination with Veritas, the purchase price, under US GAAP, was based on the average price of CGG ADSs ($32.44) for the period beginning two days before and ending two days after September 5, 2006 (the date the merger was announced).
Under IFRS, the purchase price was based on the closing price of CGG ADSs ($40.50) on January 12, 2007 the closing date of the merger.
Stock-based compensation
Under IFRS, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value is determined on the granting date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date – corresponding to the vesting period. Stock option fair value is calculated using the Black-Scholes model, only for stock-options plans granted since November 7, 2002.
Under US GAAP, CGG applies the FAS123 (R) standard in 2006. Compensation costs for requisite services rendered over the period are recognized at their fair value through the income statement. This method applies to all plans granted by the group.
Development costs
Under IFRS, expenditure for development activities, whereby research findings are applied to a plan or design for the production of new, or substantially improved, products and processes, is capitalized if:
-	the project is clearly defined, and costs are separately identified and reliably measured,

-	the product or process is technically and commercially feasible, and

-	the Group has sufficient resources to complete development.
Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

Compagnie generale de geophysique - veritas, S.A.
Derivative instruments and hedging activity
Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollars) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollars) in the industry.
Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in the income statement in the line item “Other financial income (loss)”.
B — Reconciliation of EBITDAS to u.s. gaap

	Nine months ended September 30,
	2007	2006
(in millions of €)	(unaudited)	(unaudited)

EBITDAS as reported in Item 2 under IFRS	739.3	358.4

Reclassification of other income on ordinary activities	(0.3)	(1.4)
Cancellation of IFRS capitalization of development costs	(6.5)	(9.9)
Actuarial gain/(loss) on pension plan	(1.7)	(1.0)
Derivative instruments	36.2	7.8

EBITDAS according to U.S. GAAP	767.0	353.9

We define EBITDAS as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our free share allocation plans.

Compagnie generale de geophysique - veritas, S.A.

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
As used in this report “CGG” refers to Compagnie Générale de Géophysique S.A. and its subsidiaries, except as otherwise indicated, “Veritas” refers to Veritas DGC Inc. and its subsidiaries before the merger between CGG and Veritas and to CGG Veritas Services Inc. following such merger, except as otherwise indicated, and “CGG Veritas”, “we”, “us” and “our” refer to Compagnie Générale de Géophysique — Veritas S.A. and its subsidiaries, except as otherwise indicated.
Factors affecting results of operations
CGG Veritas’ operating results are generally affected by a variety of factors, including changes in exchange rates, particularly the value of the euro against the dollar and changes in oil prices, which are also generally denominated in dollars. See “Trend Information” and “Geophysical market environment” herein.
Foreign exchange fluctuations
Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S. dollar and euro or other currencies may adversely affect our business by negatively impacting our booked revenues and income.
In order to present trends in our business that may be obscured by currency fluctuations, we have converted certain euro amounts in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations into U.S. dollars. Converted figures are presented only to assist you in understanding our results and are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated results. See “Trend Information—Currency Fluctuations” below.
Group organization
We report financial information by operating segment in accordance with our internal reporting system, which is used to manage and measure the performance of CGG Veritas. We divide our business into two operating segments, geophysical services and geophysical equipment.
Our geophysical services segment comprises:
-	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

-	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

-	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

-	Processing & reservoir: processing, imaging and interpretation of geophysical data, data management and reservoir studies for clients.
Our Equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both land and marine.
Geophysical market environment
Overall demand for geophysical services and equipment is dependent upon spending by oil and gas companies for exploration development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.
The geophysical market has historically been cyclical, with notably a trough in 1999 following a sharp drop in the price of oil to US$10 per barrel. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons.

Compagnie generale de geophysique - veritas, S.A.
For the last three years the geophysical market has enjoyed sustained growth, recovering from a previous period of under-investment. We believe this growth is based on the following solid fundamentals:
-	Oil and gas companies (including both the international oil companies and the national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, has resulted in demand for hydrocarbons growing more rapidly than anticipated. At the same time, excess production capacity has appeared to reach historical lows, increasing the focus on existing production capacities and reserves replacement.

-	The recognition of an imbalance between hydrocarbon supply and demand, combined with low reserve replacement rates, has led the oil and gas industry to significantly increase capital expenditure in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and optimization of existing reservoirs.
With the oil industry continuing to move into increasingly deeper-water areas in its exploration efforts, we believe that offshore seismic – particularly better-resolution 3D seismic and above all wide-azimuth seismic in the Gulf of Mexico – will be a main driver of seismic demand growth.
In addition, because of the unfavorable oil price environment prevailing at the time, less than 10% of the geographical blocks auctioned in 1995-2000 have been explored. We expect numerous exploration leases to expire in potentially promising hydrocarbon basins through the end of the decade. Approximately 2,500 leases are due to become available in 2007-2008. The next auction of acreage in the highly promising Gulf of Mexico area is due in March 2008 after the latest one held in September 2007. A lease auction is expected in Brazil in November 2007.
The rising cost of seismic acquisition has driven a strong rebound in multi-client activity, as it provides oil companies with a relatively low-cost data alternative. This is particularly true in the Gulf of Mexico where recent large oil and gas discoveries have renewed considerable interest in the relevant governments’ auctions of available blocks.
The strong technological developments in seismic services over the last decade have prompted an important step-change for the sector. The development of 4D and wide-azimuth techniques, providing time lapse views and enhanced illumination of the reservoir as well as improved image resolution, now allows operators to better locate and monitor reservoir performance, broadening the use of seismic techniques from pure exploration (early cycle) into a tool for reservoir development, management and production (late cycle). Importantly, these techniques require more vessel time than traditional data acquisition. For example, three to six times more vessel time is required to shoot wide–azimuth data than traditional 3D.
Seismic imaging has also improved significantly over the past decade as computer processing has enabled the analysis of ever more sophisticated data sets. Yet 3D seismic still only supplies one form of information, namely geological interpretation. Seismic uses an acoustic wave to indicate whether a possible hydrocarbon trap exists within the earth but it is limited in its ability to determine what kind of fluid is in that trap. As the cost of drilling has increased significantly, any technique that can improve drilling success rates is of interest to oil companies.
The use of electromagnetic (EM) surveying potentially offers a new technique for the detection of hydrocarbons that is complementary to traditional seismic. EM uses a low frequency electromagnetic wave and measures resistivity changes within the earth, giving it the potential to provide important information regarding fluid types. EM is well established in the academic geophysical world but its commercial application is still in its infancy. Oil companies are in the early adoption phase, largely as a risk reduction measure to determine whether EM can assist in determining whether drilling should go ahead.
We believe that combining different types of information is the key to extracting the greatest value from geophysical data sets. Studies have shown it is possible to predict reservoir properties across the lateral extent of a field by combining EM and seismic measurements, calibrated with well-log data.
Our strong belief that the industry needed to consolidate and our goal of giving our business the critical mass to become an efficient global force in the full service seismic market, led us to merge with Veritas on January 12, 2007 as described below under the heading “Acquisitions and disposals”.
Acquisitions and divestitures
•	Veritas
On September 4, 2006, CGG entered into a definitive merger agreement with Veritas to acquire Veritas in a part cash, part stock transaction. The merger was completed on January 12, 2007 upon satisfaction of the closing conditions of the merger agreement. The combined company

Compagnie generale de geophysique - veritas, S.A.
has been renamed “Compagnie Générale de Géophysique Veritas,” abbreviated as “CGG Veritas”, and is listed on both Eurolist of Euronext Paris and the New York Stock Exchange (in ADS form). The trading symbol of the combined company’s ADS on the New York Stock Exchange is “CGV”.
On the merger closing date, and according to the formula set out in the merger agreement, the per share cash consideration to holders of Veritas stock was US$85.50 and the per share stock consideration was 2.0097 CGG Veritas ADSs upon the election of Veritas’ shareholders. Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007), approximately:
-	33,004,041 of the shares, or 81.7%, had elected to receive cash,

-	5,788,701 of the shares, or 14.3%, had elected to receive CGV ADSs; and

-	1,627,741 of the shares, or 4.0%, did not make a valid election.
Stockholders electing cash received, on average, 0.9446 CGV ADSs and US$45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election received 2.0097 CGV ADSs per share of Veritas common stock. In aggregate, approximately US$1.5 billion and approximately 46.1 million shares of CGV ADSs were paid to Veritas stockholders as merger consideration. Based on a valuation of each CGV ADS at US$40.50 on January 12, 2007, the total consideration of the merger amounted to approximately US$3.5 billion.
The acquisition of US-based Veritas was a transformational event for CGG, creating the world’s largest pure-play seismic company, broadening our client base and opening up growth opportunities in new markets, in particular in North America. Veritas’ business was primarily focused on the Western Hemisphere and on the offshore multi-client segment. This complements CGG’s traditional strength in the Eastern Hemisphere and in the contract offshore market. With a combined workforce of approximately 7,000 people operating worldwide, the new combined company now operates the world’s leading seismic fleet with 20 vessels, including 14 high capacity 3D vessels, and runs up to 31 land crews operating with equivalent capacity in both the Western and Eastern Hemispheres. The combined seismic data libraries present little overlap, are of recent vintage, and are located in Canada, the lower US and the Caspian area for the land library and in the Gulf of Mexico, Brazil, and North Sea for the offshore library. In data processing and imaging, CGG’s and Veritas’ respective capabilities combined to create the industry reference.
Purchase price allocation
The purchase price has been preliminarily allocated to the net assets acquired based upon their estimated fair values as follows:
(in millions of US$)

Fixed assets, net	590
Current assets / (liabilities), net	90
Cash & cash equivalents	128

Net book value of assets acquired	808
Preliminary Fair Value Adjustments
Trade name (indefinite life)	30
Technology (useful life of 5 years)	41
Customer relationship (useful life of 20 years)	165
Multi-client seismic library (maximum life of 5 years)	119
Favorable contracts (weighted average remaining life of 5 years)	68
Fixed assets (weighted average remaining life of 3 years)	33
Other intangible assets	30
Contingent liabilities	(25)
Other liabilities	(79)
Deferred taxes on the above adjustments	(131)

Preliminary goodwill	2,441

Purchase Price	3,500

The amount allocated to goodwill represents the excess of the purchase price over the fair value of the net assets acquired. This preliminary allocation may be modified within the 12 months following the merger.

Compagnie generale de geophysique - veritas, S.A.
•	Geomar
Geomar is a subsidiary owned 49% by CGG Veritas and 51% by Louis Dreyfus Armateurs (“LDA”) that has owned the seismic vessel “Alizé” since March 29, 2007. On April 1, 2007, Geomar entered into a new charter agreement with LDA and LDA entered into a new charter agreement with CGG Services. Additionally, on April 10, 2007, CGG Services acquired a call right and LDA a put on the 51% stake of Geomar held by LDA. In light of the risks and benefits related to these new agreements for CGG Veritas, Geomar has been fully consolidated in our financial statements since April 1, 2007. Prior to that date, Geomar was accounted for under the equity method.
•	Cybernetix
On June 27, 2007, Sercel Holding acquired 121,125 Cybernetix shares, bringing its total holding to 352,125 shares representing 32.01% of Cybernetix’s share capital and 26.57% of its voting rights. On November 5, 2007, Sercel Holding increased its investment for a total amount of €0.8 million, bringing its total holding to 416,147 shares. Since June 30, 2007, Cybernetix has been consolidated under the equity method in our financial statements.
•	Offshore Hydrocarbon Mapping
On July 17, 2007, we entered into strategic joint operating agreement with Offshore Hydrocarbon Mapping plc (“OHM”) under which both companies will work together to develop the global market for Controlled Source ElectroMagnetic imaging (CSEM) and on seismic and CSEM integration opportunities. On August 21, 2007, subsequent to the approval by the shareholders of OHM, we acquired 6,395,571 shares of OHM at a price of 240 pence per share. On October 12, 2007, we acquired an additional 85,695 shares at a price of 240 pence per share. The total aggregate represents 14.99% of OHM’s issued share capital.
•	Eastern Echo
On November 12, 2007, we acquired 30.9 million shares of Eastern Echo Holding plc (ECHO NO) for a total consideration of approximately €55 (NOK 431) million, representing 12.67% of Eastern Echo’s issued share capital. Eastern Echo Holding Plc is a geophysical company specializing in acquisition of high quality 3D seismic data. Both marine and seismic operations are managed by Eastern Echo. Our intent, with this minority stake, is to best position the CGGVeritas Group, and especially Sercel, for continuing cooperation with Eastern Echo in the expanding seismic market.
Backlog
Our backlog at November 1, 2007 was €1,230 million (US$1,650 million).
Financing of Veritas merger
     Bridge loan facility
On November 22, 2006, CGG, as borrower, and certain of its subsidiaries, as guarantors, entered into a US$1.6 billion senior secured bridge loan facility agreement with Credit Suisse International, as agent and security agent, and the lenders party thereto. On January 12, 2007, CGG borrowed US$700 million under the bridge loan facility, and the proceeds were used to:
-	finance a portion of the cash component of the merger consideration;

-	repay certain existing debt of CGG and Veritas; and

-	pay the fees and expenses incurred in connection with the foregoing.
Upon such borrowing and the concurrent funding of the US$1.0 billion term loan facility described below, the unused commitments of US$900 million were terminated.
We used the net proceeds of our February 2007 senior notes offering described below, together with cash on hand, to repay in full the bridge loan facility.
     Senior Facilities
On January 12, 2007, Volnay Acquisition Co. I (which subsequently changed its name to CGGVeritas Services Inc.), as borrower, and CGG entered into a US$1.115 billion senior secured credit agreement with Credit Suisse, as administrative agent and collateral agent, and the lenders party thereto, pursuant to which credit agreement Volnay Acquisition Co. I borrowed a US$1.0 billion senior secured “term loan B” and obtained a US$115 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). Aggregate commitments under the U.S. revolving facility were increased to US$140 million on January 26, 2007. On June 29, 2007 we repaid US$100 million of the

Compagnie generale de geophysique - veritas, S.A.
Term Loan B early.
     The proceeds of the term loan facility were used to:
-	finance a portion of the cash component of the merger consideration;

-	repay certain existing debt of CGG and Veritas; and

-	pay the fees and expenses incurred in connection with the foregoing.
     Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of Veritas.
     Additional senior notes
On February 9, 2007, we issued an additional US$200 million in aggregate principal amount of 7 1/2% senior notes due 2015 and US$400 million in aggregate principal amount of 7 3/4% senior notes due 2017. Both issues of senior notes were guaranteed on a senior basis by certain of our subsidiaries. The notes are listed on the Euro MTF market of the Luxembourg Stock Exchange. We used the net proceeds from the offering plus cash on hand to repay in full the US$700 million outstanding under the bridge loan facility described above.
Capital increases
In connection with the Veritas merger, we issued a total of 9,215,845 ordinary shares that were deposited with The Bank of New York Trust as ADS depository, which issued 46,079,225 ADSs to be paid as merger consideration to former holders of Veritas stock.
On January 26, 2007, we issued a further 108,723 ordinary shares that were deposited with The Bank of New York as ADS depository, which issued 543,614 ADSs to a holder of US$6.5 million in principal amount of Veritas’ convertible senior notes due 2024 that delivered a conversion notice on January 19, 2007.
On February 27, 2007, we issued a further 301,079 ordinary shares that were deposited with The Bank of New York as ADS depository, which issued 1,505,393 ADSs to a holder of US$18 million in principal amount of Veritas’ convertible senior notes due 2024 that delivered a conversion notice on February 23, 2007. No further Veritas convertible notes remain outstanding.

Compagnie generale de geophysique - veritas, S.A.
Results of Operations
Pro forma information
In this section, in order to provide comparable information for periods in 2006 and 2007 including Veritas’ operations, we present pro forma financial information for periods in 2006 as if the Veritas merger had occurred on January 1, 2006. The merger of CGG and Veritas was completed on January 12, 2007.
The unaudited pro forma financial information given reflects the following assumptions:
-	the cash consideration paid by CGG in connection with the merger was financed by a $1.0 billion term loan facility and the issuance of $600 million in notes with their respective effective interest rates; and

-	the impact of the purchase price allocation was based on the preliminary purchase price allocation presented herein.
The pro forma information is presented for illustrative purposes only and is not indicative of the results of operations or the financial condition of CGG Veritas that would have been achieved had the merger and the related financing transactions been completed as of the date indicated.
Historical data
Historical data refer to financial information for CGG Veritas for the three months or nine months ended September 30, 2007 and CGG for the three months or nine months ended September 30, 2006. CGG Veritas historical data include Veritas results beginning January 12, 2007, the date of the merger.
Exchange rates/Oil prices
CGG Veritas’ operating results are generally affected by a variety of factors, including changes in exchange rates, particularly the value of the euro against the dollar and changes in oil prices, which are also generally denominated in dollars. See “Trend Information” below and “Geophysical market environment” above.
The euro-US dollar exchange rate was US$1.37/€ in the third quarter of 2007 compared to US$1.27/€ in the third quarter of 2006 and US$1.35/€ in the second quarter of 2007, representing a decrease of 7% and 2% respectively in the value of the U.S. dollar.
In the third quarter 2007, the average price of Brent crude oil rose to US$74.7 /barrel, an increase of 7% compared to the third quarter of 2006 and 9% compared to the second quarter of 2007.
In order to present trends in our business that may be obscured by currency fluctuations, we have converted certain euro amounts in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations into U.S. dollars. Converted figures are presented only to assist you in understanding our operating results are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating results.
Three months ended September 30, 2007 compared with three months ended September 30, 2006
Consolidated statement of operations (unaudited)
(unaudited)

	Three months ended September 30,
	2007	2007	2006	2006
	€	US$(1)	€	US$(1)
except per share data, amounts in millions of	Historical data	Historical data	Pro forma data	Pro forma data
Operating revenues	607.2	828.6	484.8	620.8

Other income from ordinary activities	(0.2)	(0.2)	0.5	0.6
Total income from ordinary activities	607.0	828.4	485.3	621.4

Cost of operations	(431.5)	(588.3)	(343.8)	(440.1)
Gross profit	175.5	240.1	141.5	181.3

Research and development expenses — net	(12.2)	(16.7)	(13.9)	(17.9)
Selling, general and administrative expenses	(51.6)	(70.7)	(41.1)	(52.8)

Compagnie generale de geophysique - veritas, S.A.

	Three months ended September 30,
	2007	2007	2006	2006
	€	US$(1)	€	US$(1)
except per share data, amounts in millions of	Historical data	Historical data	Pro forma data	Pro forma data
Other revenues (expenses) — net	3.0	4.1	(5.4)	(6.4)
Operating income	114.7	156.8	81.1	104.2

Expenses related to financial debt	(27.3)	(37.4)	(34.0)	(43.5)
Income provided by cash and cash equivalents	2.2	3.0	6.0	7.5
Cost of financial debt, net	(25.1)	(34.4)	(28.0)	(36.0)

Other financial income (loss)	(2.9)	(3.8)	(0.8)	(1.6)
Income (loss) of consolidated companies before income taxes	86.7	118.6	52.3	66.6

Deferred taxes on currency translation	6.6	8.9	(3.3)	(4.1)
Other income taxes	(25.9)	(35.7)	(15.4)	(19.9)
Total Income taxes	(19.3)	(26.8)	(18.7)	(24.0)

Net income from consolidated companies	67.4	91.8	33.6	42.6

Equity in income (losses) of investees	1.3	1.7	3.1	4.0

Net income (loss)	68.7	93.5	36.7	46.6

Attributable to :

Shareholders	69.6	94.7	36.7	46.6
Minority interest	(0.9)	(1.2)	—	—

Weighted average number of shares outstanding	27,406,316	27,406,316	27,121,925	27,121,925
Dilutive potential shares from stock-options	233,249	233,249	364,187	364,187
Dilutive potential shares from free shares	110,813	110,813	—	—
Adjusted weighted average number of shares and assumed option exercises when dilutive	27,750,378	27,750,378	27,486,112	27,486,112
Net earning per share attributable to shareholders
Basic	2.54	3.46	1.35	1.72
Diluted	2.51	3.41	1.34	1.70

(1)	Calculated as the nine months ended September 30 in US$ less the six months ended June 30 in US$.

Compagnie generale de geophysique - veritas, S.A.
Operating revenues
The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

				Three months ended September 30,
	2007			2006			2006
Except percentages,	Historical data			Pro forma data			Historical data
in millions of	€	US$(1)%		€	US$(1)%		€	US$(1)%
Land	132.8	180.8	22%	74.8	96.7	16%	23.3	30.3	7%
Marine	239.4	326.7	39%	227.5	290.8	47%	144.1	183.9	45%
Processing & Reservoir	64.6	88.3	11%	63.9	81.7	13%	33.6	43.1	11%

Total Services	436.8	595.8	72%	366.2	469.2	76%	201.0	257.3	63%
Equipment	170.4	232.8	28%	118.6	151.6	24%	120.1	153.6	37%

Total	607.2	828.6	100%	484.8	620.8	100%	321.1	410.9	100%

(1)	Calculated as the nine months ended September 30, in US$ less the six months ended June 30, in US$.
Our consolidated operating revenues for the three months ended September 30, 2007 increased 25% to €607.2 million from €484.8 million for the comparable period of 2006 on a pro forma basis. This increase was attributable to both the Services and Equipment segments despite the negative impact of the US$/€ exchange rate. Expressed in U.S dollars, our consolidated operating revenues increased 33% to US$828.6 million for the three months ended September 30, 2007 from US$620.8 million for the comparable period of 2006 on a pro forma basis.
     Services
Operating revenues for our Services segment (excluding internal sales) increased 19% to €436.8 million for the three months ended September 30, 2007 from €366.2 million for the comparable period of 2006 (and increased 27% in U.S. dollar terms) on a pro forma basis, driven by strengthening market conditions, upward price mobility, increasing vessel utilization rates at 88% for our 3D fleet and strong land acquisition activity.
     Marine
Operating revenues from our offshore activities for the three months ended September 30, 2007 increased 5% to €239.4 million from €227.5 million for the comparable period of 2006 (and increased 12% in U.S. dollar terms) on a pro forma basis.
Marine contract revenues increased 4% to €125.5 million in the three months ended September 30, 2007 from €120.4 million for the comparable period of 2006 (and increased 11% in U.S. dollar terms) on a pro forma basis. Marine contract revenues accounted for 52% of offshore revenues for the three months ended September 30, 2007 compared to 53% for the comparable period 2006 on a pro forma basis.
We operated 50% of our high-end 3D fleet on contract compared to 65% in 2006, mostly in the Eastern Hemisphere, with half in Asia-Pacific (Malaysia and Vietnam) and half in Europe, Africa and Middle-East (Norway, Congo and Qatar) on large high resolution and 4D surveys. We continued the performance upgrades of our fleet with the launch of the Vision at the end of July, the completion of our new Vanquish seismic vessel which will be available in the fourth quarter of 2007 and the upgrade of the Challenger from a 10 to a 12 streamer configuration before it begins a 3D multi-azimuth contract offshore Egypt. Our 2D fleet primarily operated in the Asia-Pacific region.
Multi-client marine data library revenues increased 6% to €113.8 million for the three months ended September 30, 2007 from €107.0 million for the comparable period of 2006 (and increased 13% in U.S. dollar terms) on a pro forma basis. The third quarter was particularly intensive for multi-client work as we operated more than six of our 3D vessels on collecting data for our multi-client data library with a notable strong performance of our large scale operations on wide-azimuth in Gulf of Mexico. After-sales were comparable year on year and particularly driven by strong interest in Brazil.

Compagnie generale de geophysique - veritas, S.A.
     Land
Operating revenues from our Land activities increased 77% to €132.8 million for the three months ended September 30, 2007, from €74.8 million for the comparable period of 2006 (and increased 87% in U.S. dollar terms) on a pro forma basis due to a strengthening market.
Land contract revenues increased 60% to €92.9 million in the three months ended September 30, 2007 from €58.0 million for the comparable period of 2006 (and increased 68% in U.S. dollar terms) on a pro forma basis. Contract revenues accounted for 70% of Land revenues for the three months ended September 30, 2007 compared to 78% for the comparable period of 2006 on a pro forma basis.
Demand in the land market continued to strengthen in the third quarter of 2007. We operated 26 crews on average in select markets with nine crews in the Western Hemisphere and 17 crews in the Eastern Hemisphere. Increasing demand for our high-end technology drove the expansion of our HPVATM wide azimuth technology and the successful introduction of SeismovieTM for advanced 4D projects.
Multi-client land data library revenues increased 137% to €39.9 million for the three months ended September 30, 2007 from €16.8 million for the comparable period of 2006 (and increased 152% in U.S. dollar terms) on a pro forma basis, with four crews operating in Canada and the United States. After-sales continued to be strong, especially in the Canadian Foothills.
     Processing & Reservoir
Operating revenues from our Processing & Reservoir activities increased 1% to €64.6 million for the three months ended September 30, 2007 from €63.9 million for the comparable period of 2006 (and increased 8% in U.S. dollar terms) on a pro forma basis.
We operated 41 worldwide processing and imaging centers including 12 dedicated client centers at September 30, 2007. Demand for processing and imaging remained strong worldwide, driven by marine data volumes, especially with the increasing market take-up of wide-azimuth in the Gulf of Mexico and the growing demand for our advanced imaging capabilities. Convergence of software technology between CGG and Veritas is on track with full synergy expected in 2009.
     Equipment
Operating revenues for our Equipment segment increased 59% to €213.1 million for the three months ended September 30, 2007 from €134.3 million for the comparable period of 2006. In U.S. dollar terms, revenues increased 69% from US$172.2 million for the three month ended September 30, 2006 to US$290.7 million for the comparable period of 2007, the highest sales level ever reached by Sercel.
Revenues (excluding intra-group sales) increased 44% to €170.4 million from €118.6 million for the comparable period in 2006 on a pro forma basis. During the three months ended September 30, 2007, demand for both land and marine products remained very strong in all regions. Sercel delivered a significantly large volume of land equipment to meet the requirements of an expanding market with an increasing demand for higher channel count crews.
Marine equipment sales were at an especially high level as several sets of streamers were delivered ahead of schedule this quarter. The first commercial SeaRay OBC cable was delivered during the quarter and successfully deployed on a shallow water operation. The first shipments of the wireless Unite from Vibtech, took place during the quarter.
Operating expenses
Cost of operations, including depreciation and amortization, increased 26% to €431.5 million for the three months ended September 30, 2007 from €343.8 million for the comparable period of 2006 on a pro forma basis due to increased activity. As a percentage of operating revenues, cost of operations was stable at 71% for the three months ended September 30, 2007 and the comparable period of 2006 on a pro forma basis. Gross profit increased 24% to €175.5 million for the three months ended September 30, 2007 from €141.5 million for the comparable period of 2006 on a pro forma basis, representing 29% of operating revenues for both periods.
Research and development expenditures decreased 12% to €12.2 million for the three months ended September 30, 2007, from €13.9 million for the comparable period of 2006 on a pro forma basis, representing 2% and 3% of operating revenues, respectively.
Selling, general and administrative expenses, excluding share-based compensation, increased 19% to €46.0 million for the three months ended September 30, 2007 from €38.5 million for the comparable period of 2006 on a pro forma basis. Share-based compensation expense increased to €5.6 for the three months ended September 30, 2007 from €2.6 for the comparable period of 2006 on a pro forma basis.
As a percentage of operating revenues, selling, general and administrative costs were stable at 8.5% for the three months ended September 30, 2007 and the comparable period of 2006 on a pro forma basis.

Compagnie generale de geophysique - veritas, S.A.
Other revenues amounted to €3.0 million for the three months ended September 30, 2007 compared to a loss of €5.4 million for the comparable period of 2006 on a pro forma basis. Other revenues in 2007 included primarily a €2.9 million gain on foreign exchange hedging activities.
Operating income
Our operating income increased 41% to €114.7 million for the three months ended September 30, 2007 from €81.1 million for the comparable period of 2006 (and increased 50% in U.S. dollar terms) on a pro forma basis, despite a weaker US dollar.
Operating income for our Services segment increased 44% to €71.8 million for the three months ended September 30, 2007 from €49.9 million for the comparable period of 2006 (and increased 53% in U.S. dollar terms) on a pro forma basis.
Operating income from our Equipment segment increased 88% to €72.4 million for the three months ended September 30, 2007 from €38.6 million for the comparable period of 2006 (and increased 100% in U.S. dollar terms) on a pro forma basis.
Financial income and expenses
Cost of net financial debt decreased 10% to €25.1 million for the three months ended September 30, 2007 from €28.0 million for the comparable period of 2006 on a pro forma basis. This decrease is primarily due to the US$100 million partial early repayment of our Term Loan B on June 29, 2007, which reduced the principal on which interests are calculated, and to a lesser extent from the favorable impact of the US$/€ exchange rate.
Other financial income was a loss of €2.9 million for the three months ended September 30, 2007 compared to a loss of €3.2 million for the comparable period of 2006 on a pro forma basis.
Equity in income (losses) of affiliates
Income from investments accounted for under the equity method decreased to €1.3 million for the three months ended September 30, 2007 from €3.1 million for the comparable period of 2006 on a pro forma basis. This item corresponds essentially to our share in the income of Argas, our joint venture in Saudi Arabia where, as anticipated, activity has declined for the three months ended September 30, 2007.
Income taxes
Income tax expenses increased to €67.4 million for the three months ended September 30, 2007 from €33.6 million for the comparable period of 2006 on a pro forma basis. The effective tax rate in the third quarter of 2007 was 22% compared to 36% for the comparable period of 2006 on a pro forma basis due to favorable exchange rate on deferred taxes in Norway.
Net income
Net income increased €68.7 million for the three months ended September 30, 2007 from €36.7 million for the comparable period of 2006 on a pro forma basis as a result of the factors discussed above.

Compagnie generale de geophysique - veritas, S.A.
Nine months ended September 30, 2007 compared with nine months ended September 30, 2006
Consolidated statement of operations (unaudited)

(unaudited)	Nine months ended September 30,
	2007	2007	2006	2006
	€	US$(1)	€	US$(2)
except per share data, amounts in millions of	Historical data	Historical data	Pro forma data	Pro forma data
Operating revenues	1,770.5	2,374.6	1,467.2	1,822.2

Other income from ordinary activities	0.3	0.3	1.4	1.8
Total income from ordinary activities	1,770.8	2,374.9	1,468.6	1,824.0

Cost of operations	(1,213.9)	(1,628.1)	(1,036.3)	(1,287.1)
Gross profit	556.9	746.8	432.3	536.9

Research and development expenses — net	(42.9)	(57.5)	(42.7)	(53.0)
Selling, general and administrative expenses	(167.7)	(225.0)	(132.7)	(164.8)
Other revenues (expenses) — net	12.4	16.7	4.5	5.6
Operating income	358.7	481.0	261.4	324.7

Expenses related to financial debt	(95.4)	(127.9)	(104.2)	(129.4)
Income provided by cash and cash equivalents	10.3	13.8	14.3	18.0
Cost of financial debt, net	(85.1)	(114.1)	(89.9)	(111.4)

Variance on derivative on convertible bonds	—	—	(23.0)	(28.5)
Other financial income (loss)	(2.5)	(3.3)	(8.4)	(10.8)
Income (loss) of consolidated companies before income taxes	271.1	363.6	140.1	174.0

Deferred taxes on currency translation	9.4	12.6	1.1	1.3
Other income taxes	(100.7)	(135.1)	(60.0)	(74.5)
Total income taxes	(91.3)	(122.5)	(58.9)	(73.2)

Net income from consolidated companies	179.8	241.1	81.2	100.8

Equity in income (losses) of investees	2.5	3.4	8.9	11.1

Net income (loss)	182.3	244.5	90.1	111.9

Attributable to :

Shareholders	179.6	240.9	89.2	110.8
Minority interest	2.7	3.6	0.9	1.1

Weighted average number of shares outstanding	26,738,372	26,738,372	26,944,604	26,944,604
Dilutive potential shares from stock-options	200,495	200,495	356,659	356,659
Dilutive potential shares from free shares	110,813	110,813	—	—
Adjusted weighted average number of shares and assumed option exercises when dilutive	27,049,680	27,049,680	27,301,263	27,301,263
Net earning per share attributable to shareholders
Basic	6.72	9.01	3.31	4.11
Diluted	6.64	8.91	3.27	4.06

(1)	Conversion at the average exchange rate for the period of US$1.341 per €.

(2)	Conversion at the average exchange rate for the period of US$1.242 per €.

Compagnie generale de geophysique - veritas, S.A.
Operating revenues
The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Nine months ended September 30,
	2007			2006			2006
Except percentages, in	Historical data			Pro forma data			Historical data
millions of	€	US$(1)%		€	US$(1)%		€	US$(1)%
Land	349.6	468.9	20%	269.6	334.8	18%	96.9	120.3	10%
Marine	719.7	965.2	41%	664.0	824.7	46%	404.1	501.9	42%
Processing & Reservoir	199.9	268.1	11%	189.2	235.0	13%	102.3	127.2	11%
Merger adjustment (2)	(16.9)	(22.6)	(1%)

Total Services	1,252.4	1,679.6	71%	1,122.8	1,394.5	77%	603.3	749.4	63%
Equipment	518.1	695.0	29%	344.4	427.7	23%	352.3	437.5	37%

Total	1,770.5	2,374.6	100%	1,467.2	1,822.2	100%	955.6	1,186.9	100%

(1)	Conversion at the average exchange rate for the period of US$1.341 per € in the nine months ended September 30, 2007, and of US$1.242 in the nine months ended September 30, 2006.

(2)	Elimination of operating revenues from January 1 to January 12, 2007 since the merger with Veritas was effective on January 12, 2007.
Our consolidated operating revenues for the nine months ended September 30, 2007 increased 21% to €1,770.5 million from €1,467.2 million for the comparable period of 2006 on a pro forma basis, based on increased activity across all business lines and significant growth in our equipment segment, despite the negative impact of the US$/€ exchange rate. Expressed in U.S dollars, our consolidated operating revenues increased 30% to US$2,374.6 million in the nine months ended September 30, 2007 from US$1,822.2 million for the comparable period of 2006 on a pro forma basis.
     Services
Operating revenues for our Services segment (excluding internal sales) increased 12% to €1,252.4 million for the nine months ended September 30, 2007 from €1,122.8 million for the comparable period of 2006 (and increased 20% in U.S. dollar terms) on a pro forma basis, after the elimination of €16.9 million in Veritas’ operating revenues for the first twelve days of January 2007 prior to the merger.
     Marine
Operating revenues from our marine activities for the nine months ended September 30, 2007 increased 8% to €719.7 million from €664.0 million for the comparable period of 2006 (and increased 17% in U.S. dollar terms) on a pro forma basis, mainly due to increased productivity of our vessels and upward price movement.
Contract revenues increased 13% to €394.9 million in the nine months ended September 30, 2007 from €348.3 million for the comparable period of 2006 (and increased 22% in U.S. dollar terms) on a pro forma basis, due to strengthening market conditions and improved pricing for our services which offset our vessels’ scheduled dry dock periods. Contract revenues accounted for 55% of offshore revenues for the nine months ended September 30, 2007 compared to 52% for the comparable period 2006 on a pro forma basis.
Multi-client marine data library revenues increased 3% to €324.8 million for the nine months ended September 30, 2007 from €315.6 million for the comparable period of 2006 (and increased 11% in U.S. dollar terms) on a pro forma basis due to a number of highly pre-funded programs in the Gulf of Mexico and Brazil.
     Land
Operating revenues from our Land activities increased 30% to €349.6 million for the nine months ended September 30, 2007 from €269.6 million for the comparable period of 2006 (and increased 40% in U.S. dollar terms) on a pro forma basis, due to the significant increase in multi-client data sales.
Contract revenues increased 13% to €248.5 million in the nine months ended September 30, 2007 from €219.2 million for the comparable period of 2006 (and increased 22% in U.S. dollar terms) on a pro forma basis. Contracts revenues accounted for 71% of Land revenues for the nine months ended September 30, 2007 compared to 81% for the comparable period of 2006 on a pro forma basis.

Compagnie generale de geophysique - veritas, S.A.
Multi-client land data library revenues increased 101% to €101.1 million for the nine months ended September 30, 2007 from €50.4 million for the comparable period of 2006 (and increased 117% in U.S. dollar terms) on a pro forma basis, which was attributable to highly pre-funded multi-client programs in Canada.
     Processing & Reservoir
Operating revenues from our Processing & Reservoir activities increased 6% to €199.9 million for the nine months ended September 30, 2007 from €189.2 million for the comparable period of 2006 (and increased 14% in U.S. dollar terms) on a pro forma basis, primarily due to strong activity in offshore and demand for advanced imaging technology.
     Equipment
Operating revenues for our Equipment segment increased 46% to €613.7 million for the nine months ended September 30, 2007 from €421.5 million for the comparable period of 2006. In U.S. dollar terms, revenues increased 57% to US$823.1 million for the nine months ended September 30, 2007 from US$523.5 million for the comparable period of2006.
Revenues (excluding intra-group sales) increased 50% to €518.2 million from €344.4 million for the comparable period in 2006 on a pro forma basis. This growth remained driven by the increased demand for Land equipment, as the market expanded and demand for high end technology increased, while marine sales remained at a high level with the number of new vessels coming into the market and the continued success of our streamer technology.
Operating expenses
Cost of operations, including depreciation and amortization, increased 17% to €1,213.9 million for the nine months ended September 30, 2007 from €1,036.3 million for the comparable period of 2006 on a pro forma basis, due to increased activity. As a percentage of operating revenues, cost of operations decreased to 68% for the nine months ended September 30, 2007 from 70% for the comparable period of 2006 on a pro forma basis. Gross profit increased 29% to €556.8 million for the nine months ended September 30, 2007 from €432.3 million for the comparable period of 2006 on a pro forma basis, representing 31% and 29% of operating revenues, respectively.
Research and development expenditures were stable at €42.9 million for the nine months ended September 30, 2007 and the comparable period of 2006 on a pro forma basis, representing 2% and 3% respectively of operating revenues.
Selling, general and administrative expenses, excluding share-based compensation, increased 19% to €153.3 million for the nine months ended September 30, 2007 from €128.7 million for the comparable period of 2006 on a pro forma basis. Share based compensation expense increased to €14.4 for the nine months ended September 30, 2007 from €4.0 for the comparable period of 2006 on a pro forma basis.
As a percentage of operating revenues, selling, general and administrative costs were stable at 9% for the nine months ended September 30, 2007 and the comparable period of 2006 on a pro forma basis.
Other revenues increased to €12.4 million for the nine months ended September 30, 2007 from €4.5 million for the comparable period of 2006 on a pro forma basis. Other revenues in 2007 included primarily a €12.4 million gain on foreign exchange hedging activities. Other revenues in 2006 included primarily a €5.3 million gain on the sale of 49% of CGG Ardiseis to TAQA.
Operating income (loss)
Our operating income increased 37% to €358.7 million for the nine months ended September 30, 2007 from €261.4 million for the comparable period of 2006 (and increased 48% in U.S. dollar terms) on a pro forma basis, despite a weaker US dollar.
Operating income for our Services segment increased 25% to €218.6 million for the nine months ended September 30, 2007 from €175.4 million for the comparable period of 2006 (and increased 35% in U.S. dollar terms) on a pro forma basis.
Operating income from our Equipment segment increased 85% to €208.7 million for the nine months ended September 30, 2007 from €113.5 million for the comparable period of 2006 (and increased 99% in U.S. dollar terms) on a pro forma basis.
Financial income and expenses
Cost of net financial debt decreased 5% to €85.1 million for the nine months ended September 30, 2007 compared with €89.9 million for the same period of 2006 on a pro forma basis. This decrease was due to a favorable effect of the US$/€ exchange rate and a gain realized following

Compagnie generale de geophysique - veritas, S.A.
the US$100 million partial early repayment of our Term Loan B on June 29, 2007, offsetting a US$10 million amortization expense for the issuing fees for our US$1,700 million bridge loan entered into to finance the cash portion of the Veritas merger consideration.
Other financial income was a loss of €2.5 million for the nine months ended September 30, 2007 compared to a loss of €8.4 million for the comparable period of 2006 on a pro forma basis. This increase was mainly attributable to exchange losses (offset by gains on forward exchange contracts, classified as “Other operating income”) we experienced in the nine months ended September 30, 2006.
Equity in income (losses) of affiliates
Income from investments accounted for under the equity method decreased to €2.5 million for the nine months ended September 30, 2007 from €8.9 million for the comparable period of 2006 on a pro forma basis. This item corresponds essentially to our share in the income of Argas, our joint venture in Saudi Arabia, where, as anticipated, activity declined during the nine months ended September 30, 2007.
Income taxes
Income tax expenses increased 55% to €91.3 million for the nine months ended September 30, 2007 from €58.9 million for the comparable period of 2006 on a pro forma basis. The effective tax rate decreased to 34% from 42% on a pro forma basis.
Because we earn a majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense.
Net income
Net income increased to €182.3 million for the nine months ended September 30, 2007 from €90.1 million for the comparable period of 2006 on a pro forma basis as a result of the factors discussed above.
Liquidity and Capital Resources
Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions (such as Veritas and Exploration Resources). We have financed our capital needs with cash flow from operations, borrowings under bank facilities and offerings of notes. We have a U.S. dollar revolving credit facility of US$140 million under the senior facilities we entered into to finance the Veritas merger, as well as a separate US$200 million revolving credit facility.
We believe that net cash provided by operating activities, the additional financing resources generated by our offerings of notes and available borrowings under bank facilities will be sufficient to meet our liquidity needs for the foreseeable future.
Operating activities
Net cash provided by operating activities was €459.4 million for the nine months ended September 30, 2007. Before changes in working capital, net cash provided by operating activities for the nine months ended September 30, 2007 was €636.9 million. Changes in working capital had a negative impact on cash from operating activities of €177.5 million in the nine months of 2007.
Investing activities
In the nine months ended September 30, 2007, net cash used in investing activities was €2,912.1 million. We incurred purchases of tangible and intangible assets of €187.2 million, mainly related to equipping two of our vessels with Sentinel streamers and Land equipment capital expenditures.
In the nine months ended September 30, 2007, we also invested €278.4 million in our multi-client library, mainly in the Gulf of Mexico and Brazil. As of September 30, 2007, the net book value of our multi-client data library was €452.6 million compared to €392.1 million as of December 31, 2006 on a pro forma basis.
The total cash requirements related to the acquisition of Veritas on January 12, 2007 represented an investment, net of acquired cash, of €2,488.1 million.
Financing activities

Compagnie generale de geophysique - veritas, S.A.
Net cash provided by financing activities during the nine months period ended September 30, 2007 was €2,459.3 million.
A total of €1,444.5 million was raised through several capital increases.
The total cash requirements related to the acquisition of Veritas on January 12, 2007 were financed by $700 million drawn under our bridge loan facility (which was repaid with the proceeds of our $600 million offering of senior notes on February 9, 2007, plus cash on hand) and $1.0 billion drawn under our Term Loan B facility with a maturity of 2014, of which US$100 million was repaid early on June 29, 2007.
Net debt
Net debt as of September 30, 2007 was €1,184.8 million, compared to €153.8 million at December 31, 2006 on a historical basis. Net debt is presented as additional information because we understand that it is one measure used by certain investors to determine our indebtedness risk. However, net debt is not a measure of financial performance under U.S. GAAP or IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with U.S. GAAP or IFRS. The ratio of net debt to equity increased to 49% as of September 30, 2007 from 18% at December 31, 2006 on a historical basis, as a result of the new financings discussed above in connection with the Veritas merger.

	CGG Veritas	CGG
	September 30,	December 31,
(in millions of €)	2007	2006

Bank overdrafts	14.0	6.5
Current portion of long-term debt	58.3	38.1
Long-term debt	1,358.7	361.0
Less : cash and cash equivalents	(246.2)	(251.8)

Net debt	1,184.8	153.8

EBITDAS
EBITDAS for the nine months ended September 30, 2007 was €739.3 million compared to €579.8 million for the comparable period of 2006 on a pro forma basis, representing 42% and 40% of operating revenues respectively.
We define EBITDAS as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our free share allocation plans. EBITDAS is presented as additional information because we understand that it is a measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and related measures differently than we do. EBITDAS is not a measure of financial performance under U.S. GAAP or IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP or IFRS.
The following table presents a reconciliation of operating income to EBITDAS for the periods indicated.

	Nine months ended
	September 30,
	2007	2006
	CGG Veritas	CGG
	Historical	Historical
(in millions of €)	data	data
Operating income	358.7	217.6
Depreciation expenses excluding multi-client library	139.0	76.1
Depreciation expenses on multi-client library	227.2	60.7
Share based compensation cost	14.4	4.0

EBITDAS	739.3	358.4

The following table presents a reconciliation of EBITDAS to Net cash provided by operating activities, according to our cash-flow statement, for the periods indicated:

Compagnie generale de geophysique - veritas, S.A.

	Nine months ended
	September 30,
	2007	2006
	CGG Veritas	CGG
	Historical	Historical
(in millions of €)	data	data
EBITDAS	739.3	358.4
Other financial income	(2.5)	(8.4)
Variance on derivative on convertible bonds	—	(23.0)
Variance on Provisions	4.9	3.3
Net gain on disposal of fixed assets	—	(6.0)
Dividends received from affiliates	5.2	4.3
Other non-cash items	(7.8)	28.0
Income taxes paid	(102.2)	(60.6)
Change in trade accounts receivables	(128.3)	(52.2)
Change in inventories	(14.1)	(28.3)
Change in other current assets	6.9	(5.0)
Change in trade accounts payables	(43.5)	(12.5)
Change on other current liabilities	14.7	8.4
Impact of changes in exchange rate	(13.2)	(12.1)

Net cash provided by operating activities	459.4	194.3

For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2006.

Compagnie generale de geophysique - veritas, S.A.
Contractual obligations
The following table sets forth our future cash obligations at September 30, 2007:

	Payments Due by Period
	Less than 1			After 5
	year	2-3 years	4-5 years	years	Total
	(in millions of €)
Financial Debt	29.3	57.4	33.8	1,228.6	1,349.1
Capital Lease Obligations (not discounted )	10.6	12.7	29.7	—	53.0
Operating Leases	75.9	83.2	48.3	52.3	259.7
Other Long-Term Obligations (Bonds interests)	49.9	99.8	99.8	193.4	442.9

Total Contractual Cash Obligations	165.7	253.1	211.6	1,474.3	2,104.7

Trend information
Currency fluctuations
Certain changes in operating revenues presented in this section in U.S. dollars were derived by converting revenues recorded in euros at the average rate for the relevant period. We draw your attention to the fact that while most of our revenues are denominated in U.S. dollars we are a French company and consequently our consolidated financial statements are presented in euros. Converted figures are presented only to assist you in understanding our operating revenues are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.
Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S. dollar and euro or other currencies may adversely affect our business by negatively impacting our booked revenues and income.
In the years ended December 31, 2006 and 2005, about 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services to the oil and gas industry.
Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have in the past had, and can be expected in future periods to have, a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, a depreciation of the U.S. dollar against the euro reduces our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such depreciation negatively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a reduced value. An appreciation of the U.S. dollar against the euro has the opposite effect. As a result, our sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro/U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.
We do not enter into forward foreign currency exchange contracts for trading purposes.
Seasonality
Our land and marine seismic acquisition activities are usually seasonal in nature as a consequence of weather conditions in the Northern Hemisphere and of the timing chosen by our principal clients to commit their annual exploration budget to specific projects. Nevertheless, none of those factors negatively affected our revenues during the nine months ended September 30, 2007.

Compagnie generale de geophysique - veritas, S.A.
Item 3: CONTROLS AND PROCEDURES
There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Compagnie generale de geophysique - veritas, S.A.
SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Compagnie Générale de Géophysique Veritas
(Registrant)

	By:	/s/ Stéphane-Paul Frydman

Stéphane-Paul Frydman
Date: November 15, 2007		Chief Financial Officer